UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item

1.	Press release, dated May 7, 2012, entitled “Nortel Inversora S.A. Announces Consolidated First Quarter Results for the Fiscal Year Ending December 31, 2012”

2.	English translation of letter dated May 7, 2012 to the Argentine Securities Commission (Comisión Nacional de Valores) regarding Call to Ordinary, Extraordinary and Special Class “A” Preferred Stockholders’ Meeting

Nortel Inversora S.A. Announces Consolidated First Quarter Results for the Fiscal Year Ending December 31, 2012

BUENOS AIRES, Argentina, May 7, 2012 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps.691 million for the first quarter of fiscal year 2012, of which Ps. 365 million correspond to Nortel as its controlling shareholder.

Relevant matters

Summary of the resolutions passed by the Annual and Extraordinary Stockholders’ Meeting held on April 27, 2012.

Nortel’s Annual and Extraordinary Stockholders’ Meeting held on April 27, 2012 approved, among other items:

•	Fiscal years 2011 and 2010 Annual Report and Financial Statements.

•

The allocation of the entire non-appropriated profit amount as of December 31, 2011 (Ps. 3,483 million) to a voluntary reserve created for the future distribution of dividends, due to the Company’s lack of liquidity as of the date of the Stockholders’ Meeting.

•	The designation of Price Waterhouse & Co. as independent accountants of the Company.

Dividends

On April 27, 2012, Telecom Argentina’s Annual Stockholders’ Meeting approved, among other items, a cash dividend distribution in the amount of Ps. 807 million, payable as from May 10, 2012, of which Ps. 442 million will be received by Nortel.

Call to Ordinary and Extraordinary and Special Class “A” Stockholders’ Meeting.

On the date hereof, Nortel’s Board resolved to call an Ordinary and Extraordinary and Special Class “A” Stockholders’ Meeting for June 13, 2012, in order to consider, among other items, the making of scheduled redemption and preferential dividend payments in cash to Class “A” Shares, as well as a possible payment of dividends in cash to Class “B” Shares and shares of common stock. Such call has been notified to the applicable regulatory entities by means of a “relevant fact” letter.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FIRST QUARTER, FISCAL YEAR ENDING DECEMBER 31, 2012

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet

	2012	2011

Current assets	5,889	4,334
Non-current assets	9,993	8,764

Total assets	15,882	13,098
Current liabilities	5,713	5,506
Non-current liabilities	1,680	1,194

Total liabilities	7,393	6,700
Equity attributable to owners of the parent	4,396	3,069
Noncontrolling interest	4,093	3,329

Total equity	8,489	6,398
Total liabilities and equity	15,882	13,098
Consolidated Income Statement
	2012	2011

Total income	5,131	4,149
Operating costs	(4,101)	(3,196)

Operating Income	1,030	953
Financial results	47	(10)

Net income before income tax expenses	1,077	943
Income tax expense	(386)	(337)

Net Income	691	606
Other comprehensive income	24	47

Total comprehensive income for the period	715	653
Ratios

	2012	2011

Liquidity (a)	1.03	0.79
Indebtedness (b)	0.87	1.05

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity.

Contacts:

Jorge Alberto Firpo

Nortel Inversora S.A.

5411 – 4968-3630

Buenos Aires, May 7, 2012

Mr. President of the

Comisión Nacional de Valores

S                    /                     D

Re:	Call to Ordinary, Extraordinary and Special Class “A” Preferred Stockholders’ Meeting

Dear Sir,

In my capacity as attorney-in-fact of Nortel Inversora S.A. (hereinafter, “Nortel” or the “Company”), I hereby inform you that on the date hereof, Nortel’s Board of Directors resolved to call Nortel’s shareholders to an Ordinary, Extraordinary and Special Class “A” Stockholders Meeting to be held on June 13, 2012, on first call, at 11 AM, for purposes of considering the payment of preferential dividends in cash corresponding to Class “A” Preferred Shares and the reduction of Nortel’s capital stock resulting from the scheduled redemption of such shares, as well as a possible payment of dividends in cash to Class “B” Preferred Shares and shares of common stock. The Stockholders’ Meeting will also consider the ratification of the appointment of a director designated by the Supervisory Committee.

We will timely submit all documentation set forth in Section 4th of Chapter II of the Rules of the Comisión Nacional de Valores and Section 73 of the Listing Rules of the Buenos Aires Stock Exchange.

Sincerely,

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 8, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager